PETER J. WALL GREGORY J. SMITH GEORGE W. MUELLER JAMES E. BOSIK STEVEN F. MUELLER ROBERT T. COSGROVE GRETCHEN L. AULTMAN DONALD D. FARLOW	BURNS, WALL, SMITH AND MUELLER, P.C. Suite 800 303 East Seventeenth Avenue Denver, Colorado 80203-1299 Telephone (303) 830-7000 Telecopier (303) 830-6708	Of Counsel THOMAS M. BURNS ANTHONY VAN WESTRUM Special Counsel JOHN D. AMEN ROBERT B. NEECE JACK M. MERRITTS JAMES C. FATTOR
May 4, 2006

Via EDGAR (CORRESPONDENCE ONLY -- NOT FOR FILING)

H. Roger Schwall, Assistant Director
          and
Tracie Towner
United States Securities and
          Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C.  20549-7010

Re:      Unioil
           Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004
           Commission File Number 0-10089

Dear Mr. Schwall and Ms. Towner:

          This is further to this firm's letter to you, dated April 17, 2006, as transmitted via EDGAR.  That letter related to the staff’s comments upon the Report to which reference is made above.  In the letter, we addressed, among other things, the extent to which Unioil (the “Company”) might be considered to have succeeded, via its 2005 Annual Report on Form 10-KSB, in responding to the staff’s comments on the 2004 Report.

          Because of the interconnection between the 2005 Report and the Company’s responses to the staff’s comments on the 2004 Report, we write today to provide you with an update on the status of the 2005 Report.

          This firm continues to provide active assistance to the Company and its management in the Company’s work not only on the 2005 Report but also on possible amendments to the 2004 Report.  In conjunction with those activities, we have remained in regular communication with each of the Company's accounting and financial professionals.

H. Roger Schwall, Assistant Director
          and
Tracie Towner
May 4, 2006

          In our letter of April 17, we called the staff’s attention to the Company's having filed a Notification of Late Filing on Form 12b-25 with respect to the Company’s 2005 Report.  In particular, we called your attention to PART III - NARRATIVE, wherein the Company explained its inability to file the 2005 Report timely.

          We are aware, of course, that the extended time for filing of the 2005 Report, as provided under Rule 12b-25, expired on April 17, 2006.  The information contained in PART III of the Form 12b-25, however, continues to be applicable to the timing of the anticipated filing of the 2005 Report.  This is especially true with respect to the Company’s financial statements for 2004 and earlier years.  Portions of those financial statements have been restated, in part as a response to the staff’s comments.  The restatement of prior years has compounded the effort entailed in compiling and auditing the financial statements for fiscal 2005.

          We write today to advise you that the Company and each of its professional service providers continue in their diligent efforts to complete and file the now overdue 2005 Report.  It is our current best estimate that the 2005 Report will be filed via EDGAR at the end of this week or the beginning of the next week, that is, on or near May 5 or May 8, 2006.

          Should you have questions in the meantime, we ask that you contact the undersigned at the address or the telephone number set forth in the heading to this letter.

                                                                                                    Yours sincerely,

                                                                                                    /s/ Jack M. Merritts

                                                                                                    Jack M. Merritts

cc:                   Unioil
                       Charles E. Ayers, Jr., President

                       Comiskey & Company, P.C.
                       Jennifer Maliar, C.P.A.